

July 20, 2011

Via E-mail
Robert Kohn, CEO
BioPower Operations Corporation
1000 Corporate Drive, Suite 200
Fort Lauderdale, FL

> **Re: BioPower Operations Corporation**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed July 12, 2011**
> **File No. 333-172139**

Dear Mr. Kohn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Registration Statement on Form S-1

Dilution, page 12

1. We note that it appears that you have included the approximate costs of this offering of $40,250 in your net tangible book value calculation as of May 31, 2011. It appears to us that your net tangible book value at May 31, 2011 would be $54,421, excluding these estimated expenses. Please advise or revise your disclosure and dilution calculations accordingly.

Transactions with Related Persons, Promoters and Certain Control Persons, page 43

2. We note that you have deleted the disclosure regarding the accrued interest on the 4% notes you issued in November 2010, despite stating that no interest has been paid to date.

Robert Kohn
BioPower Operations Corporation
July 20, 2011
Page 2

Please revise to bring back and update the disclosure in this section as of the most recent financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director